FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Toyota Israel Improves Customer Experience at Service Centers across the Country with Mobile App Powered by Magic Software

Press Release

Toyota Israel Improves Customer Experience at Service Centers across the Country with Mobile App Powered by Magic Software

Magic partner, Eyal Software used Magic xpa Application Platform to quickly develop iPad app for fast customer intake

Or Yehuda, Israel, June 8, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Union Motors, the official importer of Toyota vehicles in Israel (Toyota Israel), has deployed an iPad app powered by Magic xpa Application Platform to speed customer intake at service centers around the country.

Developed by long-time Magic partner, Eyal Software, the app streamlines the process of receiving customer vehicles coming to Toyota garages for service. The new application is deployed on more than 100 iPad devices in over 30 service centers across the country. It allows teams to quickly collect and access all data on the vehicles arriving for service. Customers obtain and sign for service estimates on the spot without even having to enter the building. The new process is significantly shorter than in the past, allowing the garage team to work more efficiently and significantly improves the customer experience.

"We are pleased to continue our successful cooperation with Eyal Software solutions and Magic Software. Our goal was to improve the customer experience when arriving at our service centers, and making the entire service experience more efficient. Magic’s solution allowed us to develop and deploy the application quick and cost effectively," said Yossi Antman, Network Service Manager at Toyota Israel.

"Organizations can dramatically improve the quality of customer service through digital transformation. Toyota Israel’s project is a great example that demonstrates how businesses use the mobile capability to reinvent business processes and improve the customer experience,” said Arik Mifano, Managing Director of Magic Israel. “Magic’s code-free integration and application platforms, running on the same technology stack, along with decades of enterprise application experience provide organizations with a simple, cost-effective solution for their digital transformation needs.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information visit: www.magicsoftware.com.

About Eyal Software Services

Eyal Software Solutions Ltd. founded in 1979, specializes in developing applications and systems for the automotive industry. The software publisher specializes in best-in-class projects on a global scale and using the most advanced technology. For more information, visit www.eyalcomp.com

Press Contact:

Stephanie Myara | PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Toyota Israel Improves Customer Experience at Service Centers across the Country with Mobile App Powered by Magic Software

Exhibit 10.1